Exhibit 99.1

2006  1st Quarter Results

April 19, 2006

Safe Harbor

“Safe Harbor” Statement under the U.S. Private Securities
Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are
subject to risks and uncertainties including, but not limited to:
economic conditions, product demand and semiconductor
equipment industry capacity, worldwide demand and
manufacturing capacity utilization for semiconductors (the
principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product
development, ability to enforce patents, the outcome of
intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and
other risks indicated in the risk factors included in ASML’s
Annual Report on Form 20-F and other filings with the U.S.
Securities and Exchange Commission.

/ Slide 2

Agenda

Accomplishments

Financial summary

Q2 outlook

Company focus 2006

/ Slide 3

Accomplishments

/ Slide 4

Accomplishments Q1 2006

Solid execution

Gross margin increased to 40.0%

Operating margin grew to 18.2%

Improved our market position

Gained  7th customer in Japan – will use ASML immersion tools

Net bookings of 62 systems (47 new) with a value of € 710 million

Immersion

Backlog increased to 18 immersion systems with 5 pending orders for shipment in 2006

First TWINSCAN XT:1700i product qualification completed end of March, shipped early April to Asia

Produced  42 nm resolution half pitch images on the TWINSCAN XT:1700i

Customers demonstrate low defect immersion processes

/ Slide 5

Financial accomplishments Q1 2006

Robust financial performance

Revenue of € 629 million, 15% increase over Q4 ‘05

Shipped  51 systems (39  new systems)

ASP new systems is € 13.5 million

Net profit of € 80  million (12.7% of sales)

In preparation for major Q2 growth, ASML invested € 219
million cash in operations including a one time tax
payment of € 79 million for prior years

/ Slide 6

Financial summary

/ Slide 7

3000
2500
2000
1500
1000
500
0
Revenues
2002
2003
2004
2005
2006
Q4
Q3
Q2
Q1

ASML

Total revenues M€

179

609

351

820

526

370

329

318

785

611

616

453

548

533

763

685

629

1959

1543

2465

2529

/ Slide 8

Revenue breakdown: Q1 2006

Value per type

Value per technology

TWINSCAN

86%

Others
14%

Value per region

Value per end-use

Foundry

8%

Memory

57%

IDM

35%

KrF

46%

ArF

50%

i-line

4%

U.S.

27%

Taiwan

19%

Korea

32%

China

3%

Europe

16%

ROW

3%

Numbers have been rounded for readers’ convenience

units

Units

18

33

Others

TWINSCAN

12

25

14

i-line

KrF

ArF

/ Slide 9

Profit & Loss statement M€

/ Slide 10

Numbers have been rounded for readers’ convenience

20

0

5

Q

1

05

Q

4

05

Q1

0

6

Net sales

2529

685

548

62

9

Gross margin

Gross margin %

974

38.5

%

274

40.0

%

204

37.3

%

251

40.0

%

R&D costs

324

79

82

87

SG&A costs

201

51

47

50

Operating income

Operating income %

449

1

7.8

%

144

21.0

%

75

13.6

%

114

18.2

%

Net income

Net income %

311

12.3

%

100

14.6

%

52

9.4

%

80

12.7

%

Key financial trends 2005 - 2006

/ Slide 11

Numbers have been rounded for readers’ convenience

Profit & Loss Statement

M€

Q1 0

5

Q2 0

5

Q3 0

5

Q4 0

5

Q1

0

6

Units

59

51

39

47

51

Sales

685

763

533

548

62

9

Gross margin

Gross margin %

274

40.0

%

299

39.1

%

197

37.0

%

204

37.3

%

251

40.0

%

R&D

79

82

80

82

87

SG&A

51

55

48

47

50

O

perating income

Operating

income %

144

21.0

%

162

21.2

%

69

12.9

%

75

13.6

%

114

18.2

%

Net income

Net income %

100

14.6

%

112

14.6

%

48

9.0

%

52

9.4

%

80

12.7

%

Cash flow M€

/ Slide 12

Including payment of Euro 79 Million for prior year taxes

1

Numbers have been rounded for readers’ convenience

20

05

Q

1

05

Q4

05

Q1

0

6

Net income

311

100

52

80

Depreciation and amortization

99

22

30

22

Changes in tax assets and liabilities

98

38

1

(54

)

1

Effects of changes in inventories

(30)

(9

)

(126)

(16

5

)

Effects of changes in

other

assets

and

liabilit

ies

233

(4

7

)

253

(102

)

Cash flow from recurring operations

711

104

210

(219)

Cash flow from investing activities

(61

)

(21)

(

15

)

(16)

Cash flow from financing activities

3

2

5

7

Effect of changes in exchange rates on cash

23

7

5

(6)

Net cash flow

676

9

(234)

Backlog as of April 2, 2006

85 % of unit backlog carry Q2 + Q3  2006 shipment dates

Q1 net bookings of 62 systems with a value M€ 710 including
   47 new tools with an ASP of M€ 14.3

Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period

Numbers have been rounded for readers’ convenience

New Systems

Used Systems

Total Backlog

M€   1.560

M€    36

M€    1.596

M€   16.6

M€    3.0

M€    15.1

Backlog

Backlog

94

12

106

Units

Value

ASP

/ Slide 13

Current liabilities include as of December 31, 2005 USD 575 million principal amount of ASML’s 5.75 percent
Convertible Subordinated Notes due October 15, 2006. In previous period ends, this was presented under convertible subordinated bonds.

Balance sheet as of April 2, 2006 M€

/ Slide 14

1

Numbers have been rounded for readers’ convenience

ASSETS

December

2005

March

200

6

Cash and cash equivalents

1905

51

%

1671

44

%

Accounts receivable, net

303

8

%

447

12

%

Inventories, net

7

77

21

%

9

40

25

%

Other assets

164

4

%

1

53

4

%

Tax assets

303

8

%

2

97

7

%

Fixed assets

3

04

8

%

301

8

%

TOTA

L ASSETS

3

756

100%

380

9

100%

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities

1420

1

38

%

13

85

36

%

Convertible subordinated bonds

380

1

10

%

380

10

%

Long term debts

and

deferred liabilities

2

44

6

%

243

7

%

Shareholders’ equity

1

712

46

%

1

801

47

%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY

3756

100%

9

100%

Used systems
New systems
Backlog value
Backlog units
Backlog value M€
200
180
160
140
120
100
80
60
40
20
0
2500
2000
1500
1000
500
0
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06

Backlog: litho units and value

/ Slide 15

Backlog lithography per April 2, 2006

Total value M€ 1,596

Value per type

Value per technology

TWINSCAN

95%

Others

    5%

I-line

3%

ArF dry

43%

Value per region

Value per end-use

U.S.

31%

Foundry

22%

Memory

49%

Taiwan

21%

IDM

29%

Korea

24%

KrF

25%

ROW

2%

Europe

9%

ArF immersion

29%

Numbers have been rounded for readers’ convenience

China

8%

Japan

5%

/ Slide 16

Q2 outlook

Shipment of 64 systems expected

ASP for new system shipments expected to be € 14.5 million for new systems and € 12.3 million for new + refurbished systems

Gross margin expected at 39 – 40%

R&D and SG&A are expected to be € 87 million net of credit and
€ 51 million respectively

ASML expects a sustained level of unit bookings in Q2 similar to that of Q1, with a Q2 order mix favoring capacity additions in KrF and i-line systems and shorter order leadtimes

Planning to ship the first EUV Alpha demo tools by mid 2006

Reiterating shipment forecast of 20-25 immersion systems in
2006

/ Slide 17

Share Buyback Program

ASML confirms its intention to execute a share buyback
program in 2006

Company will repurchase up to the equivalent of € 400
million of its own shares over the next 12 months

Purpose of the program is to return excess cash to
shareholders through reduction of the number of issued
shares

/ Slide 18

Company focus 2006

Continue execution of 2005 focus points

Execute on volume production ramp of the TWINSCAN
XT:1700i, hyper NA tool for 45 nm node

Execute on cost of goods reduction

Execute on lead time reduction

Accelerate the technology leadership gap

Ship 2 EUV Alpha demo tools

Finalize development of the >1.3 NA immersion tool for
shipment in H1 2007

Develop alternative architectures for cost effective
lithography at 32 nm resolution and beyond

/ Slide 19

Commitment